SUSPECT DETECTION SYSTEMS, INC.
150 West 56th Street
New York, NY 10019

December 17, 2010
United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Andrew Mew, Accounting Branch Chief

Re:	Suspect Detection Systems, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed April 14, 2010 Form 10-Q for the quarter ended March 31, 2010 Filed May 18, 2010 File Nol. 00-52792

Dear Mr. Mew:

We are submitting to the Securities and Exchange Commission (the "Commission") the following responses to the Commission’s comment letter dated November 12, 2010, with reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, filed with the Commission on April 14, 2010 (the “Annual Report”) and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the Commission on May 18, 2010.

For the convenience of the Commission, the responses of the Company are provided below.

Form 10-K for the fiscal year ended December 31, 2009

9     Business Combination, page F-16

1.
We confirmed that we have discovered error in the calculation of the Goodwill, non-controlling interest and Net loss attributable to non-controlling interest accounts in the Company's financial statements for the fiscal year ended December 31, 2009.  The error resulted in an understatement of Goodwill and Shareholders’ Equity, net accounts in the amount of $186,435.  The understatement of the Shareholders’ Equity, net account was composed of the understatement of Non controlling interest account in the amount of $184,475 and the understatement of the Shareholders’ Equity account in the amount of $1,960 (please see Appendix 2 that summarizes the fair value of the assets acquired and liabilities assumed during the fiscal year ended December 31, 2009). The Company reiterates its intention, as described in its letter dated October 26, 2010, to file an amendment to its Fiscal year ended December 31, 2009 10-K immediately following the new audit opinion of Davis Accounting Group P.C.  The Chairman of the Board, Chief Executive Officer and the Chief Financial Officer have carefully considered the effect of the above-noted errors on the effectiveness of the Company's disclosure controls and procedures. Appropriate changes have been and will be made to prevent the occurrence of these errors in the future and to assist in determining if the Company chooses the appropriate accounting policies and their appropriate implementation.

2.
Please see Appendix 1, which demonstrates the reconciliation of the loss attributable to noncontroling interest on our restated consolidated statement of operations to the relative ownership percentage in SDS Israel, which you asked us to provide.

The Company respectfully submits via EDGAR the foregoing response to the Commission.  In addition, the Company hereby acknowledges that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to contact Ran Daniel at (212) 982-0269.

Thank you for your attention to this matter.

Sincerely yours,

/s/ Ran Daniel

Ran Daniel
Chief Financial Officer

Appendix 1

Description					Additional		Common				Noncontroling
	Common stock				Paid-In		Stock		Accumulated		Interestc
	Shares		Amount		Capital		Subscriptions		(Deficit)		Equity		Earnings		Total		Total

Balance - December 31, 2008	72,689,668		7,269		1,797,302		-		(340,511)		-		-		-		1,464,060
Common stock issued to Officer for Services	120,000		12		17,988		-		-		-		-		-		18,000
Cancellation of common stock by Director and officer	(7,000,000)		(700)		700		-		-		-		-		-		-
Investment in Subsidiary for cash	-		-		-		-		-		97,073		-		97,073	✓	97,073
Net (Loss) for the period	-		-		-		-		(288,583	)✓	-		(91,221)		(91,221	)✓	(379,804)
Balance - March 31, 2009	65,809,668	✓	6,581	✓	1,815,990	✓	-		(629,094	)✓	97,073		(91,221)		5,852	✓	1,199,329
Common stock issued to Officer for services	50,000		5		7,495		-		-		-		-		-		7,500
Adjustment to noncontroling interest equity	-		-		-		-		-		-		-		-	✓
Common stock issued for cash	366,667		37		54,963		-		-		-		-		-		55,000
Net (Loss) for the period	-		-		-		-		(98,331)		-		7,159		7,159	✓	(91,172)
Balance - June 30, 2009	66,226,335	✓	6,623	✓	1,878,448	✓	-		(727,425	)✓	97,073		(84,062	)✓	13,011	✓	1,170,657
Common stock issued for cash	80,000		8		11,992		-		-		-		-		-		12,000
Common stock issued for services	750,000		75		112,425		-		-		-		-		-		112,500
Common stock issued for increase in subsidiary investment	3,199,891		320		479,664		-		-	**	(1,859)		-	**	(1,859	) **	478,125
Common stock issued for cash	1,266,667		126		189,874		-		-		-		-		-		190,000
Net (Loss) for the period	-		-		-		-	**	(283,308	) **	-	**	(23,887	) **	(23,887	) **	(307,195)
Balance - September 30, 2009	71,522,893		7,152	✓	2,672,403		-	**	(1,010,733	) **	95,214	**	(107,949	) **	(12,735	) **	1,656,087
Common stock issued for cash	300,000		30		44,970		-		-		-		-		-		45,000
Payment for common stock subscription	-		-		-		25,000		-		-		-		-		25,000
Net (Loss) for the period	-		-		-		-	**	(420,802	) **	-	**	(220,396	) **	(220,396	) **	(641,198)
Balance -December 31, 2009	71,822,893	✓	$7,182	✓	$2,717,373	✓	$25,000	**	$(1,431,535	) **	$95,214	**	$(328,345	) **	$(233,131	) **	$1,084,889

Common stock issued for services	812,600		81		154,140				-		-		-		-		154,221

Common stock issued for cash	1,420,000		142		187,858		(25,000)		-		-		-		-		163,000

Net (Loss) for the period	-		-		-				(290,490)		-		61,695		61,695		(228,795)

Balance - September 30, 2010	74,055,493	✓	$7,405	✓	$3,059,371	✓	$-	**	$(1,722,025)		$95,214		$(266,650)		$(171,436)		$1,173,315
* Net (loss) for the 2009 was reduced by $1,960due to an error in calculating the Non controlling interest **) Restated

Appendix 2

On January 20, 2009, SDS Inc. completed the purchase of 51% of the issued and outstanding shares of SDS – Israel for the consideration of $1,100,000.  The Company incurred additional $35,000 due to legal and accounting cost. The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of SDS – Israel, with the remaining representing goodwill. The results of operations of SDS – Israel have been included in the consolidated financial statements of the Company commencing January 20, 2009.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of January 20, 2009 (the acquisition date):

Current assets	$783,383
Property and equipment	16,019
Severance pay fund	40,827
Prepaid expenses, non-current	28,360
Goodwill	1,033,964

Total assets acquired	1,902,553

Current liabilities	(622,679)
Accrued severance fund	(47,801)
Total liabilities assumed	(670,480)

Net assets acquired	1,232,073

Non controlling interest	(97,073)

Total Purchase Price	$1,135,000

In July 9, 2009, SDS Inc. entered into an Exchange Agreement (the “Exchange Agreement”) with the Northern Group LP ("NG"), pursuant to which NG exchanged all of NG’s SDS- Israel ordinary shares of 170,295 shares for 3,199,891 of SDS Inc’s common stock.  The 170,295 shares of SDS- Israel represented 7% of the outstanding shares of SDS-Israel and increased SDS Inc. ownership interest in SDS- Israel to 58%.  The acquisition was accounted for by the purchase method and accordingly, the purchase price has been allocated to the fair value of the identifiable assets acquired and identifiable liabilities assumed of SDS- Israel, with the remaining representing goodwill.  The consideration of 3,199,891 of SDS Inc’s common stock was valued at $479,984, and increased the goodwill accordingly by $478,125.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets	$283,039
Property and equipment	15,010
Severance pay fund	47,801
Prepaid expenses, non-current	22,524
Goodwill	478,125

Total assets acquired	846,499

Current liabilities	(294,019)
Accrued severance fund	(47,801)
Total liabilities assumed	(341,820)

Net assets acquired	504,679

Non controlling interest	(24,695)

Total Purchase Price	$479,984